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                              August 24, 2022

       Michael Galai
       Chief Legal Officer
       Nayax Ltd.
       3 Arik Einstein Street, Bldg. B, 1st Floor
       Herzliya 4659071, Israel

                                                        Re: Nayax Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form 20-F
                                                            Submitted August
22, 2022
                                                            CIK No. 0001901279

       Dear Mr. Galai:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form 20-F submitted August 22, 2022

       Audited Financial Statements as of and for the years ended December 31, 2021, 2020 and 2019
       Note 6 - Business combinations and equity method investees
       d. Agreements for the acquisition of the shares of Tigapo Ltd., page
F-38

   1. We note from your response to prior comment 10 of our letter dated March 29, 2022, that
                                                        Tigapo   s board of
directors determines Tigapo   s policies, approves an annual budget,
                                                        oversees the activities
of the CEO, as well as conducts other actions prescribed by Israeli corporate law. We
further note that, despite its control over the board, Nayax cannot unilaterally replace
the CEO for any reason other than cause, disability or death, and that
                                                        Nayax cannot block or
substantially limit his managerial decisions. Please address the following:
 Michael Galai
Nayax Ltd.
August 24, 2022
Page 2
                Explain to us the tools or mechanisms (e.g., operation of Israeli corporate law) that
              Nayax has available, through its control over Tigapo   s board,
to enact or enforce its
              policies, establish a budget, and oversee the activities of the CEO in the event of a conflict between the CEO and Nayax regarding a relevant activity.
                Considering a hypothetical example where Nayax and the CEO want to allocate different resources toward R&D, explain to us why your control of the board of directors would not result in Nayax having the ability to direct the amount of resources allocated to R&D.
                If a standstill can be reached, explain to us how such a standstill would be resolved.
                If any tools or mechanisms are identified in a. above, describe any factors that would substantively prohibit Nayax from exercising them and how you evaluated such factors in determining you did not have the practical ability to direct the relevant activities of Tigapo.

        You may contact Dave Edgar, Senior Staff Accountant, at (202) 551-3459 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at
(202) 551-3456 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.



FirstName LastNameMichael Galai                                Sincerely,
Comapany NameNayax Ltd.
                                                               Division of
Corporation Finance
August 24, 2022 Page 2                                         Office of
Technology
FirstName LastName